UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2021 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

On December 17, 2021, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Meeting”).

At the Meeting, a quorum was present and the shareholders of the Company approved all agenda items as originally proposed.

Articles of Association

On December 17, 2021, the Company amended its Articles of Association (the “Amendment”). The Amendment was approved by the Company’s shareholders at the Meeting. The purpose of the Amendment was to increase the Company’s authorized share capital by 85,000,000 ordinary shares to 100,000,000 ordinary shares in the aggregate.

The foregoing description of the Amendment is qualified in its entirety by reference to the Amended filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Compensation Policy

Attached hereto as Exhibit 99.2 is the Company’s Compensation Policy for Executive Officers and Directors, which was approved by the Company’s shareholders at the Meeting.

 This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Articles of Association of Inspira Technologies Oxy B.H.N. Ltd.
99.2	Compensation Policy for Executive Directors of Inspira Technologies Oxy B.H.N. Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: December 20, 2021	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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